SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

Sprott Focus Trust, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

85208J109

(CUSIP Number)

W. Whitney George

c/o Sprott Asset Management USA, Inc.

320 Post Road, Suite 230

Darien, Connecticut 06820

Telephone Number: (203) 656-2432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85208J109	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON W. Whitney George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,794,677
	8	SHARED VOTING POWER 1,830,119
	9	SOLE DISPOSITIVE POWER 8,794,677
	10	SHARED DISPOSITIVE POWER 1,830,119

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,624,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 85208J109	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Meredith George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,578,524
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,578,524
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,578,524
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 85208J109	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON The Meredith and Whitney George Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,830,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,830,119

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,830,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 85208J109	13D	Page 5 of 6 Pages

This Amendment No. 28 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 28”) amends the Statement of Beneficial Ownership on Schedule 13D (as amended, the “Schedule 13D”) filed by the Reporting Persons with respect to the common stock, $0.001 par value per share (the “Shares”), of Sprott Focus Trust, Inc., a diversified closed-end investment company incorporated under the laws of the State of Maryland (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 28 shall have the meanings set forth in the Schedule 13D. The Reporting Persons are filing this Amendment No. 28 to Schedule 13D to report a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below. Except as amended and supplemented by this Amendment No. 28, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

All Shares being reported in Item 5(c) of this Amendment No. 28 were acquired pursuant to the Issuer’s dividend reinvestment program.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	As of the date hereof, the Reporting Persons beneficially own in the aggregate 13,203,320 Shares, which represents approximately 45.0% of the Issuer’s outstanding Shares.

Each percentage ownership of Shares set forth in the Schedule 13D is based on the 29,418,056 Shares issued and outstanding as of June 28, 2021.

(c)

The transactions in the Shares by the Reporting Persons during the past 60 days are set forth on Schedule A to this Schedule 13D. All Shares were acquired pursuant to the Issuer’s dividend reinvestment program.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 28, which agreement is set forth on the signature page to this Schedule 13D.

CUSIP No. 85208J109	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Shares of the Issuer.

Dated: June 29, 2021	W. Whitney George*

	By:	/s/ W. Whitney George

Meredith George*

	By:	/s/ Meredith George

The Meredith and Whitney George Family Foundation, Inc.*

	By:	/s/ W. Whitney George
Name: W. Whitney George
Title: Chairman

*

Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interests therein, and this report shall not be deemed an admission that such person or entity is the beneficial owner of these Shares for purposes of Section 16 of the Exchange Act, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

Transactions in the Shares During the Past 60 Days:

W. Whitney George

Trade Date	Transaction	Number of Shares Bought/(Sold)	Price Per Share
6/25/2021	Dividend Reinvestment	121,650(1)	$8.33

Meredith George

Trade Date	Transaction	Number of Shares Bought/(Sold)	Price Per Share
6/25/2021	Dividend Reinvestment	35,667(2)	$8.33

The Meredith and Whitney George Family Foundation

Trade Date	Transaction	Number of Shares Bought/(Sold)	Price Per Share
6/25/2021	Dividend Reinvestment	25,315(3)	$8.33

(1)

Represents Shares acquired pursuant to the Issuer’s dividend reinvestment program by accounts which W. Whitney George may be deemed to beneficially own (excluding The Meredith and Whitney George Family Foundation, Inc.), including 13,935 Shares acquired by the Children’s Trust, 7,590 Shares acquired by the Descendant’s Trust and 2,210 Shares acquired by Mr. George’s minor son.

(2)	Represents Shares acquired by Meredith George pursuant to the Issuer’s dividend reinvestment program.
(3)	Represents Shares acquired by The Meredith and Whitney George Family Foundation, Inc. pursuant to the Issuer’s dividend reinvestment program.